CONFIDENTIAL TREATMENT REQUESTED

May 7, 2010

Tim Buchmiller

Geoffrey Kruczek

Mail Stop 3030

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

USA

Re:	JinkoSolar Holding Co., Ltd.

Dear Mr. Buchmiller and Mr. Kruczek:

We refer to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the telephone comments of Mr. Kruczek to the undersigned and the email communication of Mr. Kruczek to the undersigned, in each case dated May 6, 2010. On behalf of JinkoSolar Holding Co., Ltd. (the “Company”), we wish to thank you for your prompt responses.

As discussed between Mr. Kruczek and the undersigned by telephone, we have enclosed herewith for the Staff’s review the draft of issuer free writing prospectus (“FWP”) containing updated recent developments that the Company proposes to file and distribute in the event the unaudited condensed consolidated balance sheet information and unaudited condensed consolidated statement of operations information as of and for the three months ended March 31, 2010 (the “Unaudited Quarterly financial Information”) proposed to be set out in the draft FWP can be finalized before the pricing of the offering of the ADSs of the Company. The Company wishes to note that the Unaudited Quarterly Financial Information constitutes selected unaudited financial information, which as of the date of this letter is still undergoing review and other procedures and subject to change. Nevertheless, the Company expects the review of the Unaudited Quarterly Financial Information to be substantially complete by next Monday, May 10, 2010, and does not expect changes in this information to be material. Accordingly, the Company believes that it is appropriate to request the SEC Staff to review the draft FWP at this time on a confidential basis. The Company has not yet had sufficient time to finalize its unaudited consolidated statement of cash flows for the three months ended March 31, 2010 or the disclosure notes.

Please also note that, as set out in the Company’s response to Comment No. 1 below, subject to the Staff’s comments on the draft FWP, the Company will file a pre-effective amendment to the Company’s registration statement on Form F-1 (registration no. 333-164432; the “Registration Statement”) pursuant to which the current Recent Developments section will be replaced by the corresponding content of the finalized FWP.

The Staff’s comments are retyped below for your ease of reference and are followed by the Company’s responses.

On behalf of the Company, we hereby request confidential treatment of this letter and any supplemental information relating thereto that is marked “Confidential Treatment Requested”. This confidential treatment request is made under the Freedom of Information Act (the “FOIA”) pursuant to Title 17 C.F.R. Section 200.83. It is our understanding that, pursuant to the FOIA regulations, (i) no determination as to the merits of our request for confidential treatment will be made at this time, and (ii) if the Staff receives a request for any of the information subject to the request for confidential treatment, we will be notified and provided with the opportunity to substantiate our request for confidential treatment. Any questions relating to the request for confidential treatment, and all notice issued with respect thereto, should be directed to the undersigned at Baker & McKenzie LLP.

1.	We refer to the email from Scott Clemens of May 6, 2010 pertaining to the Company’s intention to publish an issuer free writing prospectus (the “FWP”) containing updated financial information as of and for the three months ended March 31, 2010, and to Item 8.A.5 of Form 20-F and Instructions to Item 8.A.5 paragraph 3. In particular, we draw your attention to:

Item 8.A.5

“If, at the date of the document, the company has published interim financial information that covers a more current period than those otherwise required by this standard, the more current interim financial information must be included in the document.”

and

Instructions to Item 8.A.5 paragraph 3:

“The requirement covers any publication of financial information that includes, at a minimum, revenue and income information, even if that information is not published as part of a complete set of financial statements.”

Please confirm that the Company will include the updated interim financial information in the prospectus contained in its registration statement on Form F-1.

The Company respectfully submits to the Staff that the Company expects that the Unaudited Quarterly Financial Information, which the Company intends to include and file in the Registration Statement, will constitute the interim financial information under item 8.A.5 of Form 20-F as of the date of the FWP. The Company believes that the Company will meet the requirement under Item 8.A.5 of Form 20-F by including the Unaudited Quarterly Financial Information in the Registration Statement.

The Company further confirms that, subject to the Staff’s comments on the draft FWP, the Company will file a pre-effective amendment to the Registration Statement pursuant to which the current Recent Developments section will be replaced by the corresponding content of the finalized FWP.

2.	Please also address in the expanded analysis we requested how the information in the FWP will not conflict with the information currently in your “Recent Developments” section, such as the first paragraph from disclosure reproduced below and the repeated use of “estimates.”

RECENT DEVELOPMENTS

The following is an estimate of our selected preliminary unaudited financial and operating data for the three months ended March 31, 2010. The selected preliminary and operating data presented below are subject to the completion of our financial closing procedures, which have not been completed. Accordingly, these data may change and those changes may be material. The preliminary financial data included in this prospectus has been prepared by and is the responsibility of management. PricewaterhouseCoopers Zhong Tian CPAs Limited Company has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers Zhong Tian CPAs Limited Company does not express an opinion or any other form of assurance with respect to such information. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Special Note Regarding Forward-looking Statements.” (emphasis added)

Because the Company will file a pre-effective amendment to the Registration Statement pursuant to which the current Recent Developments section will be replaced by the corresponding content of the finalized FWP, there will be no conflict between information contained in the Registration Statement and information contained in the FWP.

3.	Please confirm that the Company will file exhibits 10.55, 10.56, 10.57, 10.58, 10.59 and 10.61 by amendment.

The Company confirms that it will file exhibits 10.55, 10.56, 10.57, 10.58, 10.59 and 10.61 by amendment early next week to allow the Staff adequate time to review prior to May 13, 2010, which the Company currently anticipates requesting to be the date of effectiveness of the Registration Statement.

*                         *                        *

In order to ensure that the Company is able to meet its anticipated timetable, I propose to call Mr. Kruczek at approximately 5:00 pm EST Friday May 7 to discuss the matters covered in this letter.

Please feel free to contact the undersigned at +8610 6535-3971 or +86139 1132-0778 with any comments or questions.

Yours sincerely,

/S/ SCOTT CLEMENS
Scott Clemens
Partner
+86 10 6535 3971 scott.clemens@bakernet.com

Enclosures

Cc:

Xiande Li, Chairman

Kangping Chen, Chief Executive Officer

JinkoSolar Holding Co., Ltd.

Leiming Chen, Partner

Simpson Thacher & Bartlett LLP

Khiaw Ngoh Tan, Partner, Stella Zhou, Partner

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-164432

May [•], 2010

JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd., or JinkoSolar, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents JinkoSolar has filed with the SEC for more complete information about JinkoSolar and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents JinkoSolar has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JinkoSolar, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: [•] (calling these numbers is not toll free outside the United States). You may also access JinkoSolar’s most recent prospectus by visiting EDGAR on the SEC website at [•]

This free writing prospectus reflects the following amendments that were made in Amendment No. 8 to JinkoSolar’s registration statement on Form F-1, or Amendment No. 8, as filed via EDGAR with the SEC on May [•], 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 8.

The disclosure on pages 74 and 75 under the heading “Recent Developments” has been amended and replaced in its entirety with following disclosure:

RECENT DEVELOPMENTS

The following tables set forth our condensed consolidated balance sheet information as of December 31, 2009 and our unaudited condensed consolidated balance sheet information as of March 31, 2010, and our unaudited condensed consolidated statements of operations information for the three months ended December 31, 2009 and March 31, 2010, respectively. We have prepared the unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements. This unaudited condensed consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our financial results for the three months ended March 31, 2010 may not be indicative of our full year results for 2010 or any future interim periods. Please refer to “Risk Factors — Risks Related to Our Business and Our Industry — Our operating results may fluctuate from period to period in the future” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting Our Results of Operations — Industry Demand for Solar Power Products” and “— Selected Quarterly Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

	For the Three Months Ended
	December 31, 2009	March 31, 2010
	(RMB) (unaudited)	(RMB) (unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	687,831.5	548,867.7
Cost of revenues	(576,103.2)	(419,028.0)
Gross profit	111,728.3	129,839.7
Total operating expenses	(40,080.0)	(32,722.9)
Income from operations	71,648.3	97,116.8
Interest income/(Expenses), net	(10,346.2)	(11,448.1)
Subsidy income	281.5	1,176.2
Investment gain	82.1	—
Exchange gain/(loss)	(1,514.3)	(1,047.5)
Other income/(expenses), net	(742.9)	(396.6)
Change in fair value of derivatives	22,939.3	54.9
(Loss)/Income before income taxes	82,347.8	85,455.7
Income taxes (expense)/benefit	1,342.0	(12,049.3)
Net (loss)/income	83,689.8	73,406.4

Less: Net income attributable to the non-controlling interests	—	—

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	83,689.8	73,406.4
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share basic and diluted	1.06	0.84
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS(1) basic and diluted	4.24	3.36
Weighted average ordinary shares outstanding basic and diluted	50,731,450	50,731,450
(1) Each ADS represents four ordinary shares.

	As of
	December 31, 2009	March 31, 2010
	(RMB)	(RMB) (unaudited)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalent	152,479.6	197,674.6
Restricted cash	72,827.2	65,492.4
Accounts receivable-a related party	100.4	100.4
Accounts receivable-third parties	236,796.6	238,860.6
Advances to suppliers	93,324.1	159,765.2
Inventories	245,192.4	398,026.5
Total current assets	970,650.4	1,195,257.4
Property, plant and equipment, net	741,481.4	814,886.1
Land use rights, net	228,377.5	227,433.7
Advances to suppliers to be utilized beyond one year	230,899.5	227,069.5
Total assets	2,242,649.3	2,587,514.2

Accounts payable	99,932.8	224,016.4
Notes payable	81,643.2	108,763.1
Advance from a related party	—	—
Advance from third party customers	36,777.8	62,924.2
Derivative liabilities	54.9	—
Short-term borrowings from third parties (including current portion of long-term debt)	576,084.0	705,984.0
Total current liabilities	946,782.3	1,238,113.4
Long-term borrowings (excluding current portion)	348,750.0	328,875.0
Total liabilities	1,299,811.8	1,571,279.2

Series A redeemable convertible preferred shares	189,057.9	197,967.6
Series B redeemable convertible preferred shares	287,703.8	299,308.9
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	466,075.8	518,958.5
Non-controlling interests	—	—
Total liabilities and equity	2,242,649.3	2,587,514.2

The following tables set forth certain other financial and operation data of our company for the three months ended December 31, 2009 and March 31, 2010, respectively. Gross margin, operating margin and net margin represent the gross profit, income from operations and net income as a percentage to our revenues, respectively.

	For the three months ended
	December 31, 2009	March 31, 2010
	(RMB in thousands, except percentages)
Other Financial Data:
Gross margin	16.2%	23.7%
Net margin	12.2%	13.3%
Total revenues:	687,831.5	548,867.7
Sales of recovered silicon materials	3.8	—
Sales of silicon ingots	—	0.9
Sales of silicon wafers	379,949.6	297,416.3
Sales of solar cells	136,040.8	151,806.6
Sales of solar modules	165,274.5	89,245.2
Processing service fees	6,562.8	10,398.8

	For the three months ended
	December 31, 2009	March 31, 2010
	(RMB in thousands, except percentages)
Operating Data:
Sales volume:
Recovered silicon materials (metric tons)	—	—
Silicon ingots (MW)	—	—
Silicon wafers (MW)	68.5	54.9
Solar cells (MW)	16.3	19.2
Solar modules (MW)	13.1	7.7
Average selling price (RMB)
Recovered silicon materials (per kilogram)	—	—
Silicon ingots (per watt)	—	—
Silicon wafers (per watt)	5.5	5.4
Solar cells (per watt)	8.3	7.9
Solar modules (per watt)	12.6	11.6

Results of Operations for the First Quarter of 2010

Total Revenues. Total revenues decreased by 20.2% from RMB687.8 million in the fourth quarter of 2009 to RMB548.9 million in the first quarter of 2010, primarily due to a decrease in the sales of solar modules and silicon wafers, partially offset by an increase in the sales of solar cells.

Sales of solar modules decreased by 46.0% from RMB165.3 million in the fourth quarter of 2009 to RMB89.2 million in the first quarter of 2010, primarily because we did not recognize revenue during the quarter for a portion of our shipments made in the first quarter of 2010 which had not meet revenue recognition criteria.

Sales of silicon wafers decreased by 21.7% from RMB380.0 million in the fourth quarter of 2009 to RMB297.4 million in the first quarter of 2010, primarily due to an increase in the amount of silicon wafers we used for our own production of solar cells in the first quarter of 2010, which reduced the amount of silicon wafers available for sales.

Sales of solar cells increased by 11.6% from RMB136.0 million in the fourth quarter of 2009 to RMB151.8 million in the first quarter of 2010, primarily due to an increase in our production capacity of solar cells.

Cost of Revenues. Cost of revenues decreased by 27.3% from RMB576.1 million in the fourth quarter of 2009 to RMB419.0 million in the first quarter of 2010, primarily due to a decrease in the sales of silicon wafers and solar modules and a decrease in the purchase prices of silicon raw materials.

Gross Profit. Gross profit increased by 16.2% from RMB111.7 million in the fourth quarter of 2009 to RMB129.8 million in the first quarter of 2010. Gross margin increased from 16.2% in the fourth quarter of 2009 to 23.7% in the first quarter of 2010, primarily due to an increase in the vertical integration of our production process and the decrease in the purchase prices of silicon raw materials.

Operating Expenses. Operating expenses decreased by 18.5% from RMB40.1 million in the fourth quarter of 2009 to RMB32.7 million in the first quarter of 2010, primarily due to a decrease in our general and administrative expenses and selling and marketing expenses. Our general and administrative expenses decreased by 22.0% from RMB25.4 million in the fourth quarter of 2009 to RMB19.8 million in the first quarter of 2010 primarily because in the fourth quarter of 2009 we recorded a provision of RMB2.0 million for impairment of an advance payment in connection with the purchase of silicon ingots from a supplier and a provision of RMB2.8 million for impairment of accounts receivable in connection with the sale of solar modules to a customer, whereas we did not record such provision in the first quarter of 2010. Our selling and marketing expenses decreased by 28.1% from RMB13.9 million in the fourth quarter of 2009 to RMB10.0 million in the first quarter of 2010, primarily due to a decrease in the number of overseas trade exhibitions we attended. Our research and development expenses decreased by 34.8% from RMB4.6 million in the fourth quarter of 2009 to RMB3.0 million in the first quarter of 2010, primarily due to the cost in relation to the testing of our solar cell production techniques in the fourth quarter of 2009.

Income from Operations. Income from operations increased by 35.6% from RMB71.6 million in the fourth quarter of 2009 to RMB97.1 million in the first quarter of 2010. Our operating margin increased to 17.7% in the first quarter of 2010 from 10.4% in the fourth quarter of 2009.

Interest Expense, Net. Our net interest expense increased by 10.7% from RMB10.3 million in the fourth quarter of 2009 to RMB11.4 million in the first quarter of 2010, primarily due to an increase in our average balance of borrowings.

Subsidy Income. We received government subsidy totalling RMB1.2 million in the first quarter of 2010 primarily for our expansion of production scale; whereas in the fourth quarter of 2009, we received government subsidy of RMB281,600.

Exchange Loss. We incurred foreign exchange loss of RMB1.0 million in the first quarter of 2010, primarily due to the effect of the depreciation of Euro against Renminbi on our Euro denominated accounts receivable. We incurred foreign exchange loss of RMB1.5 million in the fourth quarter of 2009, primarily due to the effect of the appreciation of Japanese Yen against Renminbi on our Japanese Yen denominated accounts payable.

Other Expenses, Net. Our net other expenses decreased by 42.9% from RMB0.7 million in the fourth quarter of 2009 to RMB0.4 million in the first quarter of 2010.

Change in Fair Value of Derivatives. We had non-cash gain in change of fair value of derivatives of RMB22.9 million in the fourth quarter of 2009 and non-cash gain in change of fair value of derivatives of RMB54,900 in the first quarter of 2010. See “Management Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Redeemable Convertible Preferred Shares.”

Income Tax. We incurred income taxes of RMB12.0 million (US$1.8 million) in the first quarter of 2010, primarily because Jiangxi Jinko and Zhejiang Jinko were subject to income tax at 12.5% commencing on January 1, 2010. We had deferred tax benefits of RMB1.3 million in the fourth quarter of 2009 resulting from the provisions for inventories, accounts receivable and other receivables we made in the fourth quarter of 2009 which would be deductible in the future.

Net Income Attributable to JinkoSolar Holding Co., Ltd. As a result of the factors discussed above, our net income attributable to JinkoSolar Holding Co., Ltd. decreased by 12.3% from RMB83.7 million in the fourth quarter of 2009 to RMB73.4 million in the first quarter of 2010. Our net profit margin increased from 12.2% in the fourth quarter of 2009 to 13.3% in the first quarter of 2010.